February 2, 2017

Jeff Long

Staff Accountant

Division of Investment Management - Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Advisors Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Mr. Long:

On January 4, 2017, you provided oral comments with respect to the annual report for the fiscal year ended June 30, 2016 for the Quantified Managed Income Fund, Quantified All-Cap Equity Fund, Quantified Market Leaders Fund, Quantified Alternative Investment Fund, and Quantified STF Fund (the "Quantified Funds"); and the annual report for the fiscal year ended September 30, 2016 for the Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund (each a "Fund" and together the "Funds"), each a series of Advisors Preferred Trust (the "Trust" or "Registrant"), which were included in Form N-CSR. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. With respect to Management's Discussion of Fund Performance letters, please endeavor to provide more-specific attribution of the source of performance when using derivatives, consistent with the guidance in the Barry Miller Letter to the Investment Company Institute dated, July 30, 2010.

Response. The Registrant undertakes to provide more-specific attribution of the source of performance in Management's Discussion of Fund Performance letters.

Comment 2. Please reconcile any apparent discrepancy in the Quantified Funds between the Annual Report summary of brokerage commissions and brokerage commissions presented in the subsequent Statement of Additional Information.

Response. The Registrant confirms that the commission amounts paid to Ceros Financial Services, Inc. ("Ceros"), an affiliated broker-dealer of Advisors Preferred, LLC, the investment adviser to the Quantified Funds, as presented in the Annual Report are

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correct. The Registrant further confirms that the commission amounts paid to Ceros as disclosed in the Quantified Funds' Statement of Additional Information erroneously reflect total commissions paid to all brokers for trade execution for a portion of the year only (11/10/2015 through 6/30/2016), where such period is attributable to a change in the accounting system and subsequent reporting generated by the Quantified Funds' fund accounting agent. The Registrant undertakes to correct this disclosure at the next available opportunity.

Comment 3. Please consider including disclosure in the Annual Report for those Funds that invest in other investment companies explaining the treatment of any 12b-1 fees paid by an underlying mutual fund to the Fund's distributor and whether those 12b-1 fees are rebated back to the Fund for the benefit of the Fund's shareholders.

Response. The Registrant undertakes to add disclosure regarding rebated 12b-1 fees in future filings.

Comment 4. If a Fund writes credit default swap ("CDS") protection, please confirm that it segregates liquid assets equal to at least the full notional amount of the CDS.

Response. The Registrant confirms that for written (sold) CDS protection, liquid assets equal to the full notional amount of the CDS are earmarked.

Comment 5. Please consider including spreads related to each CDS and explain that a higher spread implies a higher risk of default.

Response. The Registrant notes that it presently includes an explanation that a higher spread implies a higher risk of default (e.g. footnote 2 Spectrum Low Volatility Fund Portfolio of Investments) and undertakes to include such spread information in the Notes to Financial Statements. The Registrant believes CDS-specific spread information would be burdensome to assemble and might tend to lead to confusion by shareholders.

Comment 6. In the Notes to the Annual or Semi-Annual Reports, please endeavor to describe security or derivative investments made rather than those that might be made.

Response. The Registrant undertakes to describe security or derivative investments using a made rather than might approach.

Comment 7. When submitting an amended annual or semi-annual report, such as for Quantified Funds on November 6, 2016, please provide a letter or in-report disclosure disclosing the reason for the amended filing.

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Response. The Registrant undertakes to provide an accompanying letter under such circumstances. The Registrant notes that the November 6, 2016 amendment was made to correct certain typographical errors in the unaudited disclosures related to the Trustees' advisory contract renewal deliberations.

Comment 8. When an investment company investment represents at least 25% of a Fund's assets, such as was the case for the Spectrum Low Volatility Fund, please provide a web site link to additional information about such an investment.

Response. The Registrant confirms that such disclosure was included under Footnote 7 - Underlying Investment in Other Investment Companies and undertakes to continue to provide such links in future filings. The Registrant notes that no investment by the Spectrum Low Volatility Fund in any investment company as of September 30, 2016 exceeded 25% of the Fund's net assets, and therefore no such disclosure is included for those investments.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Parker Bridgeport

Associate, Thompson Hine LLP